Exhibit 99.1

Alterity AGM Investor Conference Call

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 20 November 2019. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) invites investors unable to attend the Company’s Annual General Meeting to participate via teleconference.

The AGM is scheduled for 9:30 AM (Australian Eastern Daylight Time) Tuesday, November 26th, 2019 at the Adina Apartment Hotel, 189 Queen Street, Melbourne. Registration is from 9:15 AM.

To pre-register for the conference call, click here.

If you are unable to use the "Register Now" button above, then at the time of the conference you can call one of the numbers below and provide the conference ID 10002862 to an operator.

Dial in details
Australia:	1800 558 698
Alternative Australia:	1800 809 971
Singapore:	800 101 2785
Hong Kong:	800 966 806
United States:	1 (855) 881 1339
US Local (New York):	1 (914) 202 3258
US Local (Los Angeles):	1 (909) 235 4020
US Local (Chicago):	1 (815) 373 2080

Other locations are available on request.

The AGM presentation will be available at www.asx.com.au 30 minutes prior to the start time. If you would like to submit a question, please email WE-AUAlterity@we-worldwide.com by 5 PM AEDT on Monday November 25th.

END

Contact:

Investor Relations

Dylan Mark

E: dmark@we-buchan.com

Tp: +61 3 8866 1220

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.